UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

SOMANTA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

834446 10 6

(CUSIP Number)

Steven H. Rouhandeh

SCO Capital Partners LLC

1285 Avenue of the Americas, 35th Floor

New York, New York 10019

(212) 554-4158

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 834446 10 6	13D	Page 2 of 9 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCO Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14.		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 834446 10 6	13D	Page 3 of 9 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCO Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.		TYPE OF REPORTING PERSON (see instructions) BD

CUSIP No. 834446 10 6	13D	Page 4 of 9 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven H. Rouhandeh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 834446 10 6	13D	Page 5 of 9 Pages

Item 1. Security and Issuer.

This Amended and Restated Schedule 13D (“Schedule 13D”) is being filed to amend the Schedule 13D filed on February 10, 2006 with respect to the common stock, par value $.001 per share (the “Common Stock”) of Somanta Pharmaceuticals, Inc., a Delaware corporation (“Somanta” or the “Company”). The principal executive offices of the Company are located at 19200 Von Karman Avenue, Suite 400, Irvine, CA 92612.

This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).

Item 2. Identity and Background.

(a) This Schedule 13D is filed by (i) Steven H. Rouhandeh (“Mr. Rouhandeh”), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (“SCO”), and (iii) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware (“SCO Securities”). Mr. Rouhandeh, SCO and SCO Securities are collectively referred to herein as the “Reporting Persons.”

(b) The Reporting Persons’ business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and sole member of SCO and sole member of the entity that serves as sole member of SCO Securities. The principal business of SCO is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

SCO was previously the holder of common stock of Somanta Incorporated, a privately-held Delaware corporation (“Somanta”). On January 31, 2006, pursuant to a merger transaction between the Company and Somanta (the “Merger”), Somanta became a wholly-owned subsidiary of the Company and SCO received 6,016,725 shares of the Company’s Common Stock in exchange for the shares of Somanta common stock then held by SCO. In addition, pursuant to the Merger, each of the Sophie C. Rouhandeh Trust (the “SR Trust”), the SHR Family Trust (the “SHR Trust”) and the Chloe H. Rouhandeh Trust (the “CR Trust” and, together with the SR Trust and the SHR Trust, the “Trusts”), with respect to each of which Mr. Rouhandeh, serves as a trustee, received 353,925 shares of Common Stock in exchange for the shares of Somanta common stock then held by each of them (1,061,775 shares of Common Stock in the

CUSIP No. 834446 10 6	13D	Page 6 of 9 Pages

aggregate held by the three Trusts). As a trustee of the Trusts, Mr. Rouhandeh has shared voting power and shared investment power with respect to these shares, but disclaims any beneficial ownership thereof.

On January 31, 2006 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the “Private Placement”), the Company issued to SCO 328.6318 shares of its Series A Convertible Preferred Stock (“Series A Preferred Stock”), initially convertible into 5,477,196 shares of Common Stock, and warrants to purchase an aggregate of 2,738,598 shares of Common Stock at an exercise price of $0.75 per share, for aggregate consideration of $3,286,318 paid by SCO to the Company of which $2,000,000 was paid in cash and $1,286,318 was paid in the form of cancellation of a Secured Convertible Promissory Note due August 23, 2006, issued by Somanta in favor of SCO, as same was amended and restated on November 8, 2005. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of cash funds for the purchased securities was internal capital of SCO.

In addition, as consideration for services rendered as placement agent in the Private Placement, SCO Securities received a warrant to purchase 987,720 shares of Common Stock at an exercise price of $0.60 per share. Other than the exercise price, the terms of the warrant issued to SCO Securities are the same as the terms of the warrants issued to the other purchasers in the Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO Securities to the Company in connection with the issuance of the placement agent warrants. On February 8, 2006, SCO Securities assigned warrants to purchase 592,732 of the 987,720 shares to SCO and assigned warrants to purchase the remaining 394,988 shares to certain employees of SCO and entities affiliated with such employees.

On January 4, 2008, pursuant to a merger transaction (the “Merger”) between Somanta and Access Pharmaceuticals, Inc., a Delaware corporation (“Access”), Somanta became a wholly-owned subsidiary of the Access and SCO received 787,796 shares of the Access’s common stock in exchange for all of the shares of Somanta Common Stock and Somanta Series A Preferred Stock then held by SCO. Also in connection with the Merger, all of the Somanta Common Stock purchase warrants previously held by SCO were adjusted and converted into warrants to purchase an aggregate of 107,744 shares of the Access common stock. In addition, pursuant to the Merger, each of the Trusts received 11,447 shares of Access common stock in exchange for all of the shares of Somanta Common Stock then held by each of them (34,341 shares of Access common stock in the aggregate held by the three Trusts).

Item 4. Purpose of Transaction.

Each of the Reporting Persons acquired their shares of Common Stock and purchased their shares of Series A Preferred Stock and warrants to purchase Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock or their shares of Series A Preferred Stock and warrants at any time.

Other than as set forth in the preceding paragraph of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or

CUSIP No. 834446 10 6	13D	Page 7 of 9 Pages

proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Since the consummation of the Merger on January 4, 2008, the three Trusts, SCO, SCO Securities and Mr. Rouhandeh beneficially own no Somanta securities.

(b) Not applicable

(c) Reference is made to the Reporting Persons’ responses to Items 3 and 4.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Reporting Persons’ responses to Items 3, 4 and 7.

CUSIP No. 834446 10 6	13D	Page 8 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit A – Preferred Stock and Warrant Purchase Agreement dated January 31, 2006 (1)

Exhibit B –Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock (1)

Exhibit C –Form of Common Stock Purchase Warrant (1)

Exhibit D –Investor Rights Agreement (1)

(1) Incorporated by reference to Exhibits 3.3, 4.2, 10.17 and 10.18 to the 8-K of Somanta Pharmaceuticals, Inc. filed February 6, 2006.

CUSIP No. 834446 10 6	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008

SCO CAPITAL PARTNERS LLC
By:	/s/ Steven H. Rouhandeh
Name: Steven H. Rouhandeh
Title: Chairman

SCO SECURITIES LLC
By:	/s/ Jeffrey B. Davis
Name: Jeffrey B. Davis
Title: President

/s/ Steven H. Rouhandeh
Steven H. Rouhandeh